NEWS RELEASE

BROOKFIELD CANADA OFFICE PROPERTIES TO HOLD CONFERENCE CALL & WEBCAST OF 2016 SECOND QUARTER FINANCIAL RESULTS TUESDAY, JULY 26, 2016 AT 9:00 AM (ET)

TORONTO, June 24, 2016 — Brookfield Canada Office Properties (TSX: BOX.UN; NYSE: BOXC) announced today that its 2016 second quarter financial results will be released after the market close on Monday, July 25, 2016. Analysts, investors and other interested parties are invited to participate in the company’s live conference call and webcast on Tuesday, July 26, 2016, at 9:00 AM (ET) to discuss with members of senior management the company’s results and current business initiatives. Both the press release and the supplemental information package will be available on the website at www.brookfieldcanadareit.com.

Live audio of the call will be available via webcast at www.brookfieldcanadareit.com. A replay of the webcast will be archived 24 hours after the end of the conference call and can be accessed for 90 days.

You may also participate by dialing into the live conference call toll free at 888-438-5525 or toll at 719-457-2085, passcode: 4560862. To ensure your participation, please call five minutes prior to the scheduled start of the call. The call will be archived for 30 days and can be accessed by dialing toll free at 888-203-1112 or toll at 719-457-0820, passcode: 4560862.

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About Brookfield Canada Office Properties

Brookfield Canada Office Properties is Canada’s preeminent Real Estate Investment Trust (REIT). Our portfolio is comprised of 26 premier office properties totaling 20 million square feet in the downtown cores of Toronto, Calgary, and Ottawa, in addition to a development site in Calgary. Our landmark assets include Brookfield Place and First Canadian Place in Toronto, and Bankers Hall in Calgary. Further information is available at www.brookfieldcanadareit.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Canada Office Properties is the flagship Canadian REIT of Brookfield Asset Management, a leading global alternative asset manager with approximately $240 billion in assets under management. For more information, go to www.brookfield.com.

Contact:

Sherif El-Azzazi

Manager, Investor Relations & Communications

Tel: (416) 359-8593

Email: sherif.elazzazi@brookfield.com